UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number 001-33085

RR Media Ltd.
(Translation of registrant’s name into English)

RR Media Building
Hanegev Street
POB 1056
Airport City 7019900
 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RR Media Ltd. (the “Company”) today announced the results of its Annual General Meeting of Shareholders (the “Meeting”) held on December 23, 2015, at the Company’s offices located at RR Building, Negev Street, Airport City 7019900, Israel.  At the Meeting, our shareholders voted on the four proposals, each of which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on November 27, 2015. Only shareholders of record at the close of business on November 23, 2015 were entitled to vote at the Meeting. Each matter voted upon was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ ORNA NAVEH
Name:	Orna Naveh
Title:	General Counsel and Company Secretary

Date: December 24, 2015